CIM SECURITIES, LLC

Statement of Financial Condition
Required by the U.S. Securities and Exchange Commission

Including Independent Registered Auditor's Report

For the Year-Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65351

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CIM Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Tract B; ASLS 77-149, PLAT 79-3
(No. and Street)

Palmer	AK	99645
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bryan Emerson	907-795-5586	bemerson@cimsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Emerson   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CIM Securities, LLC   , as of 12/31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Bryan Emerson   Digitally signed by Bryan Emerson
                                 Date: 2026.03.02 06:05:56 -09'00'

Title:
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CIM SECURITIES, LLC
Statement of Financial Condition
AS OF DECEMBER 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Notes to Financial Statements   3 -6



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CIM Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIM Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement present fairly, in all material respects, the financial position of CIM Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CIM Securities, LLC’s management. Our responsibility is to express an opinion on CIM Securities, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2024.

Goldman & Company, CPA’s, P.C.
Marietta, Georgia
March 2, 2026

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

CIM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Assets

Cash and cash equivalents	$	50,560
Prepaid expenses		21,281
Receivable from related party		1,456
Total assets	$	73,297

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	38,399
Total liabilities	38,399

Member's Equity

Member's equity	$	34,898
Total liabilities and member's equity	$	73,297

The accompanying notes are an integral part of these financial statements

NOTE 1 -   ORGANIZATION

Organization and business

CIM Securities, LLC (the "Company") was formed on April 1, 2002, pursuant to the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. CIM Securities, LLC is a wholly owned subsidiary of Choice Investment Management LLC (the "Parent"). The Company is engaged in investment banking for which it raises funding for private placements as well as placement of public securities for which it receives a fee. Additionally, the Company provides advisory services, receives commission from securities transactions as well as mutual fund, 12b-1 fees, and variable annuity trails.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of reporting cash flows, the company considers cash and operating bank accounts, cash on hand, as cash. The Company defines Cash and Cash Equivalents as highly liquid assets with original maturities of 90 days or less.

Revenue Recognition

The Company accounts for revenue in accordance with The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 606"), Revenue from Contracts with Customers ("ASC 606"). The guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Brokerage Fees - Fees from the sale of mutual funds and variable annuities and 12b-1 fees are recognized at the point in time and over time on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is net asset value).

Significant Judgements – Revenue from contracts with customers includes fees from investment banking and advisory services. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied sue to uncertain future events.

Advisory Fees – The Company provides advisory services for acquisitions ("M&A"). Revenue for advisory arrangements is generally recognized at the point in time that the performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time the advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances significant judgment is needed to determine the timing and measure of progress for the appropriate revenue recognition under a specific contract.

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company evaluates new accounting standards and will implement as required.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is recognized as a limited liability company by the Internal Revenue Service. The Company's member is liable for federal and state income taxes on its taxable income.

The Company complies with FASB ASC 740, Accounting for Income Taxes which requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025. As of December 31, 2025, the Company had no uncertain tax positions.

NOTE 3 -   ***NET CAPITAL REQUIREMENTS***

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2025, the Company had regulatory net capital of $12,161, which represents $7,161 in excess of its required minimum of $5,000. The Company's percent of aggregate indebtedness to net capital ratio was 315.74%. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 -   ***RELATED PARTY TRANSACTIONS***

The Company paid registered representatives of the branch office $548,608, for the year ended December 31, 2025.

As of December 31, 2025, the Company had an outstanding receivable from the related party owner of $1,456. This balance is related to legal fees of the parent of $28,137 billed to and paid by the Company in 2024. This amount is considered collectable and no allowance is deemed necessary. The amount receivable as of December 31, 2024 was $1,456.

NOTE 5 -   ***FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND***
     CONTINGENCIES

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, receivables, payables, other assets and accrued expenses are carried at amounts that are of approximately fair value due to the short-term nature of those instruments.

NOTE 6 -   ***COMMITMENTS, CONTINGENCIES, AND GOING CONCERN***

As of December 31, 2025, the Company did not have any contingent liabilities. These financial statements are prepared on a going concern basis. The Company has sustained a net loss for two consecutive years and has negative cash flows from operations. However, management believes that between operating revenue and capital contributions, the firm will continue as a going concern for at least twelve months after issuance of these financial statements.

NOTE 7 -   *SINGLE REPORTABLE SEGMENT*

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 40 percent of its total revenues from a single external customer in 2025.

NOTE 8 -   *SUBSEQUENT EVENTS*

The Company has evaluated events and transactions for potential recognition and disclosure through March 2, 2026, the date in which these financial statements were issued.